Corficolombiana
Nit. 890.300.653-6

RECEIVED
2010 OCT -7 P 2:22

FILE No. 823437


10016416

SUPPL

Bogotá, D.C., 4 October, 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Ref.: Submission of Documents pursuant Corporacion Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Following our ongoing requirements under rule 12g3-2 (b) we are submitting these information:

Subscribed and paid Capital Increase

As a result of the issuance of shares in order to pay the dividend in shares to the shareholders, pursuant to their approval at the Shareholders General Assembly Meeting held on 30 August, 2010, the number of outstanding shares was increased from 177.056.703 to 180.823.485.

According to the aforesaid the new subscribed and paid in capital of Corporacion Financiera Colombiana is Col.Ps 1.808.234.850, represented in 180.823.485 shares, distributed as follows: 169.453.111 common shares and 11.370.374 no-voting preferred dividend shares.

Very truly yours,



ALFONSO RODRIGUEZ AZUERO
Vicepresident